Stop 3-2



AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS“

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania. Administrator - State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division of Corporation Finance
Office of International
Mail Stop 0302
450 Fifth Street NW
Washington DC 2054

Fax. (202) 942 95 25

08-04-2005 No. 09



05007149

SUPPL

No. of pages: 1+1

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

Darius Džiaugys
Investor Relations Officer

Encl.: 1. Announcement of Material Event (1 page)

4/11



Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)

LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)

Lietuvos Rytas daily, Baltic News Service, ELTA

3. On 8 April 2005, the Board of AB Lietuvos Telekomas decided to adjust the draft agenda
(data of the material event, short description)

of the Annual General Meeting of AB Lietuvos Telekomas' (code 1212 15434, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders to be held at room 157 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 22 April 2005.

Proposed adjusted Agenda:
1. Information of the Company's auditors.
2. Approval of the Company's activity report of the year 2004.
3. Approval of the Company's annual financial statements.
4. Allocation of 2004 Company's profit.
5. Election of the Company's Board members.

The meeting is convened by initiative of the Board and following the decision of the Board adopted on 18 March 2005. The record day of the General Meeting of Shareholders is 15 April 2005.

Amber Teleholding A/S (has 60 per cent of the Company's shares) proposes to elect Mr Tomas Lenke and Mr Valdo Kalm as new members of the Board of AB Lietuvos Telekomas for the current term of the Board. Mr Tomas Lenke (born 1958) is Network Manager at TeliaSonera AB, Norway, Denmark and Baltic Countries. Mr Valdo Kalm is Chief Executive Officer (CEO) of Estonian company AS EMT.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Paulius Pakutinskas, Senior Executive Legal Adviser
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information

tel. + 370 5 236 73 30
about material event)

6. Acting General Manager Darius Didžgalvis .... 8 April 2005



(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, in case the authorised person is legal entity – its name, forename, surname and signature of its Manager); date of signing)